SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

TRI-VALLEY CORPORATION
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
23,206,101 Shares Outstanding
(Title of Class of Securities)

895735-10-8
(CUSIP Number)

F. Lynn Blystone
4550 California Avenue, Suite 600
Bakersfield, California 93309
661-864-0500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

[ ] Box not checked

CUSIP No. 895735-10-8

1. Names of reporting persons: F. Lynn Blystone
IRS Identification Nos. of above persons (entities only): not applicable

2. Check the appropriate box if a Member of a Group
(a) [ ] Box not checked
(b) [ ] Box not checked

3. SEC Use Only

4. Source of Funds: Personal Funds - "PF"

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ] Box not checked

6. Citizenship: USA

Number of shares beneficially owned by each Reporting Person with:	7. Sole voting power:	1,274,953

	8. Shared voting power	0 shares

	9. Sole dispositive power:	1,274,953

	10. Shared dispositive power:	0 shares

11. Aggregate amount beneficially owned by each Reporting Person: 1,274,953 shares

12. Check if the aggregate amount in row 11 excludes certain shares [ ] Box not checked

13. Percent of class represented by amount in row 11: 5.31%

14. Type of reporting person: Individual - "IN"

Item 1. Security and Issuer

Common Stock
Tri-Valley Corporation ("Tri-Valley")
4550 California Avenue, Suite 600
Bakersfield, California 93309
661-864-0500

Item 2. Identity and Background

(a) F. Lynn Blystone

(b) 4550 California Avenue, Suite 600
Bakersfield, California 93309
661-864-0500

(c) President and chief executive officer of the registrant, Tri-Valley Corporation

(d) None

(e) None

(f) USA

Item 3. Source and Amount of Funds or Other Consideration

I expect to exercise outstanding options to purchase shares of common stock of Tri-Valley Corporation and to fund those purchases by planned sales on the open market of shares now held by me at predetermined prices ranging from $20 to $60 per share at such time as the public market for Tri-Valley stock reaches the stated price objectives. See Item 5, Interest in Securities of the Issuer These prices, at every stage, would represent record high prices for Tri-Valley common stock.

Item 4. Purpose of Transaction

The planned purchases are intended to increase the number of Tri-Valley shares I own outright. I do not plan to make material changes in the management, operations, capitalization or securities of Tri-Valley.

Item 5. Interest in Securities of the Issuer

I am the president, chief executive officer and a director of Tri-Valley. I own 484,103 shares of common stock of Tri-Valley and options to purchase an additional 790,850 shares. Tri-Valley had 23,206,101 shares outstanding on June 30, 2006, and therefore I own 5.31% of the common stock of Tri-Valley (1,274,953 shares), calculated pursuant to SEC Rule 13d-1.

I have been an officer of Tri-Valley since 1974, and I have continuously accumulated stock in Tri-Valley since I became an officer. I have never sold a single share (though I have given some as gifts). All of the options that I own were granted to me by Tri-Valley as compensation for services between 1997 and 2001, bearing exercise prices at the fair market value of Tri-Valley's stock on the date of grant, ranging between $0.50 and $2.43 per share.

I intend to acquire additional shares of Tri-Valley common stock as its price reaches certain levels. I expect to use funds from the sale of stock I currently own, at pre-determined prices as market conditions permit, to exercise my outstanding stock options and thereby increase my stock ownership. These stock sales and option exercises will be made pursuant to a written plan designed to comply with SEC Rule 10b5-1. Pursuant to the plan, I intend to sell up to 50,000 shares of stock and use the proceeds to exercise options to buy up to 790,850 additional shares of common stock according to the following price schedule:

-

When Tri-Valley's common stock price reaches or exceeds $20 per share, I will sell 10,000 shares and use $70,425 of the sales proceeds to purchase 140,850 shares on exercise of outstanding options at $0.50 per share.

-

When Tri-Valley's common stock price reaches or exceeds $30 per share, I will sell 10,000 shares and use $152,550 of the sales proceeds to purchase 152,500 shares on exercise of outstanding options at $1.22 per share.

-

When Tri-Valley's common stock price reaches or exceeds $40 per share, I will sell 10,000 shares and use $226,500 of the sales proceeds to purchase 75,000 shares on exercise of outstanding options at $1.22 per share and to purchase 100,000 shares on exercise of options at $1.35 per share.

-

When Tri-Valley's common stock price reaches or exceeds $50 per share, I will sell 10,000 shares and use $320,000 of the sales proceeds to purchase 200,000 shares on exercise of outstanding options at $1.35 per share and to purchase 25,000 shares on exercise of options at $2.00 per share.

-

When Tri-Valley's common stock price reaches or exceeds $60 per share, I will sell 10,000 shares and use $271,500 of the sales proceeds to purchase 75,000 shares on exercise of outstanding options at $2.00 per share and to purchase 50,000 shares on exercise of options at $2.43 per share.

In each case above, funds from sales of shares that are not used to exercise options will be used to pay income tax due on the stock sales and to reduce personal indebtedness unrelated to the stock transactions.

Based on the number of shares owned by me and the number of shares outstanding on June 30, 2006, if the maximum number of shares are purchased in the transactions outlined above, I will have exercised all of my currently outstanding options, and my holdings of Tri-Valley common stock would be 1,224,953 shares, or 5.28% of the total number of outstanding shares, calculated pursuant to Rule 13d-1.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2006	/s/ F. Lynn Blystone
F. Lynn Blystone